82-132

Media Release

02060547

02 DEC 15

Scotiabank

Bank of Nova Scotia

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

SUPPL

Scotiabank reports solid year-end results

Fiscal 2002 Highlights (year over year)

- Net income of $1,797 million ($2,337 million excluding charges[1] for Argentina), versus $2,169 million
- Earnings per share (diluted) of $3.30 ($4.35 excluding charges for Argentina), versus $4.05
- ROE 13.0% (16.6% excluding charges for Argentina), versus 17.3%
- Productivity ratio of 54.9% (52.2% excluding charges for Argentina), versus 53.9%

Fourth Quarter Highlights (versus Q4 2001)

- Net income of $583 million, up $17 million or 3%
- Earnings per share (diluted) of $1.09, up from $1.05, or 4%
- ROE 16.5%, versus 17.0%
- Productivity ratio of 57.4%, versus 54.6%

Toronto, December 3, 2002 – Scotiabank reported net income in 2002 of $1,797 million. Earnings per share (diluted) were $3.30, in comparison to $4.05 in 2001 and ROE was 13.0% versus 17.3% last year.

However, excluding charges of $540 million (after tax) in 2002 related to Argentina, net income for the year was $2,337 million, up from $2,169 million in 2001. On this same basis, earnings per share (diluted) were $4.35, an increase from $4.05, and ROE was 16.6% versus 17.3%.

Scotiabank also delivered solid results in the fourth quarter ended Oct. 31, with net income of $583 million, up 3% from $566 million, and diluted earnings per share of $1.09, up from $1.05 in the fourth quarter last year. ROE was 16.5%.

"Excluding the unprecedented events in Argentina, we continued to deliver results within our target range this year, while tackling some very tough issues," said Peter Godsoe, Chairman & CEO. "These results demonstrate the tremendous diversity of the Scotiabank Group. Strong performances from our domestic retail and commercial operations, Mexico, the Caribbean, and Global Trading, and our focus on customers and execution, ensured we earned through some very significant challenges this year."

dlw 12/19

[1] Refer to details of charges related to Argentina below.

"Like many of our competitors, we experienced a higher than normal level of non-performing loans and credit losses, due to the ongoing weakness in corporate lending markets primarily in the United States. Careful management of our credit portfolio is a top priority for the executive management team at Scotiabank. Our other major challenge during the year was the tragic situation in Argentina. With regret, we sold the operations of Scotiabank Quilmes, because of the unprecedented liquidity problems that have been affecting the country's entire financial services industry during a period of severe political and economic difficulties. Despite this setback, our commitment to our international operations remains as strong as ever. Our long history of global banking experience and our broad, diverse multinational network continue to be key strengths for us and an important element in our growth strategy."

Financial Highlights

(Unaudited)	As at and for the three months ended October 31 2002	July 31 2002	October 31 2001	For the year ended October 31 2002 As Reported	October 31 2002 Excluding charges for Argentina [1]	October 31 2001
Operating results ($ millions)						
Net interest income (TEB)[2]	**1,702**	1,733	1,739	**6,943**	**6,943**	6,430
Total revenue (TEB)[2]	**2,721**	2,729	2,728	**10,885**	**10,988**	10,501
Provision for credit losses	**429**	400	350	**2,029**	**1,575**	1,425
Non-interest expenses	**1,562**	1,395	1,490	**5,974**	**5,737**	5,662
Net income	**583**	564	566	**1,797** [3]	**2,337**	2,169 [3]
Operating measures (%)						
Return on equity	**16.5**	16.2	17.0	**13.0**	**16.6**	17.3
Productivity ratio	**57.4**	51.1	54.6	**54.9**	**52.2**	53.9
Balance sheet information ($ millions)						
Loans and acceptances	**194,070**	194,710	184,733			
Total assets	**296,380**	299,757	284,425			
Deposits	**195,618**	197,508	186,195			
Common shareholders' equity	**13,502**	13,359	12,833			
Assets under administration ($ billions)	**141**	152	148			
Assets under management ($ billions)	**19**	20	19			
Balance sheet measures						
Tier 1 capital ($ millions)	**16,390**	16,472	15,294			
Total capital ($ millions)	**20,960**	21,063	21,340			
Risk-adjusted assets ($ millions)	**165,417**	168,732	164,755			
Tier 1 capital ratio (%)	**9.9**	9.8	9.3			
Total capital ratio (%)	**12.7**	12.5	13.0			
Net impaired loans [4] as a % of loans and acceptances	**0.32**	0.52	0.14			
Specific provision for credit losses as a % of average loans and acceptances	**0.87**	0.82	0.75	**1.05**	**0.82**	0.68
Common share information						
Per share ($)						
Basic earnings	**1.11**	1.07	1.08	**3.36**	**4.43**	4.12
Diluted earnings	**1.09**	1.05	1.05	**3.30** [3]	**4.35**	4.05 [3]
Dividends	**0.37**	0.37	0.34	**1.45**		1.24
Book value	**26.78**	26.52	25.47			
Share price ($)						
High	**51.23**	56.19	50.50	**56.19**		50.50
Low	**42.02**	44.06	42.50	**42.02**		37.30
Close	**45.88**	49.25	43.85			
Shares outstanding (thousands)						
Average (Basic)	**503,961**	504,755	503,043	**504,340**		500,619
Average (Diluted)	**510,932**	513,533	511,863	**512,752**		508,995
End of period	**504,122**	503,790	503,795			
Market capitalization ($ billions)	**23.1**	24.8	22.1			
Valuation measures						
Dividend yield (%)	**3.2**	3.0	2.9	**3.0**		2.8
Market value to book value multiple	**1.7**	1.9	1.7			
Price to earnings multiple (trailing 4 quarters)	**13.7**	14.8	10.6			

Certain comparative amounts have been reclassified to conform with current period presentation.

(1) Refer to details of charges related to Argentina (see further below).

(2) Taxable-equivalent basis.

(3) Under U.S. generally accepted accounting principles (U.S. GAAP), net income was $1,274 (2001 - $2,237), and diluted earnings per share was $2.30 (2001 - $4.20).
The decrease from Canadian GAAP in 2002 was mainly due to differences in accounting for derivatives and hedging activities, other than temporary impairment of available-for-sale securities and the transitional impact of the new accounting standards for goodwill and other intangible assets. Further details are included in Note 26 to the 2002 Consolidated Financial Statements.

(4) Impaired loans, net of the specific, country risk and general allowances.

Review of Operating Performance

Full-Year Review

Revenues

Total revenue growth was moderate this year, as revenues rose 3.7% to $10,885 million (on a tax-equivalent basis) from $10,501 million.

Net interest income

Net interest income (on a tax-equivalent basis) was $6,943 million, up $513 million or 8% from 2001.

Canadian currency interest profits were $3,201 million, an increase of 3% from last year, resulting from growth of 8% in average assets, partially offset by a narrower margin.

Foreign currency interest profits rose $404 million or 14% to $3,200 million, mainly due to the full-year contribution of Grupo Financiero Scotiabank Inverlat, higher U.S. funding margins and a 9% increase in average asset volumes.

The Bank's overall interest margin for the year was 2.34%, a slight decline from 2.37% last year.

Other income

Other income was $3,942 million in 2002, a reduction of $129 million or 3% from last year. Adjusting for the impact of Scotiabank Quilmes and the full-year impact of Scotiabank Inverlat, underlying other income was close to last year's level.

Fees from deposit, payment and card services of $836 million rose by 8% year over year, mainly in credit card-related revenues, which grew by $69 million or 33%. There were substantial gains from Inverlat and the Caribbean, and also from the maturity of certain credit card securitizations in Canada.

Revenues from investment, brokerage and trust services increased by 1%. Retail brokerage fees fell 4% year over year following a market-led decline in customer trading, partly offset by the impact of the Charles Schwab Canada acquisition. Mutual fund fees grew by 8%, with gains in Canada and Mexico.

Credit fees grew $31 million year over year, primarily in letter of credit and guarantee fees.

Investment Banking reported strong results for the second consecutive year. Revenues of $1,031 million were only $14 million below the record level of last year. Record income was earned from the underwriting, foreign exchange and derivatives businesses.

Net gains on investment securities fell by $38 million to $179 million in 2002. The Bank took advantage of falling interest rates to realize record bond gains during the year. There were minimal net gains in other securities this year as a result of substantial writedowns on equity and merchant banking investments.

Securitization revenues were below last year, following the decline in both credit card and mortgage securitized balances. This reduction in revenues was offset by increased earnings from credit cards and higher interest income.

The remaining category of other income fell by $123 million year over year, with several one-time items this year and last. 2002 revenues included $99 million from the sale of the Bank's merchant acquirer and smart card point-of-sale business (2001 - $65 million from sale of corporate trust business and $27 million from the sale of branches to Laurentian Bank), $31 million of interest on tax refunds related to prior year tax claims (2001 - $82 million), and a charge of $87 million[1] related to Argentina.

Non-interest expenses

Operating expenses totalled $5,974 million in 2002, an increase of $312 million or 6% from last year. This included $293 million due to the inclusion of Scotiabank Inverlat for a full year, and a loss of $237 million[1] on the sale of the operations of Scotiabank Quilmes. Partially offsetting this, operating expenses in Scotiabank Quilmes were $158 million lower this year as a result of the devaluation of the Argentine peso and the disposition of operations in September. As well, the Bank recognized expense recoveries of $66 million upon the settlement of tax credits related to prior periods. Adjusting for these items, underlying expenses were virtually flat year over year.

The Bank continued to maintain its industry-leading productivity ratio (non-interest expenses divided by total revenues), rising slightly to 54.9% from last year's record low of 53.9%.

Non-controlling interest

The deduction for non-controlling interest in the income of subsidiaries was $216 million, an increase of $77 million from last year. This increase was due to the yield payable on the newly issued Scotiabank Trust Securities and higher earnings in Scotiabank Inverlat.

On April 30, 2002, a subsidiary of the Bank issued Scotiabank Trust Securities ("Scotia BaTS II"). Upon consolidation, these securities are reflected as non-controlling interest and accordingly the yield payable on these securities is deducted from the Bank's net income. The cost related to these securities is offset by a reduction in preferred dividends as certain preferred shares are redeemed in 2002 and 2003.

Risk management

Credit risk

During the year, the specific provision for credit losses rose to $2,029 million from $1,250 million in 2001. This includes $454 million related to the Bank's exposure to Argentina. Excluding this, the specific provision was $1,575 million.

---

[1] refer to details of charges related to Argentina below.

The Bank pledges assets to support certain activities; the majority of the assets pledged relate to securities repurchase and borrowing activities. Total assets pledged were $44.0 billion at October 31, 2002, compared to $44.6 billion at the end of the third quarter and $46.0 billion at October 31, 2001.

Balance sheet

Total assets as at October 31, 2002 were $296 billion, an increase of $12 billion from last year, and down marginally from $300 billion last quarter. Average loans and acceptances (excluding reverse repos) were $159 billion in 2002, an increase of 3% from the prior year. This growth was concentrated in residential mortgages and personal lending in Canada, Mexico and the Caribbean, as business lending volumes declined year over year in corporate and commercial banking.

The year-over-year increase in liabilities principally resulted from a $13 billion increase in business and government deposits. The Bank's total average deposits were $194 billion in 2002, an increase of 8% from last year, with growth in commercial and personal deposits in Canada and Mexico.

The market value of the Bank's investment securities portfolio was $25 million below book value at the end of the year, versus a surplus of $537 million last year. The decrease was spread across the Bank's fixed income, emerging markets and equities portfolios due to a combination of sales of securities and market declines.

Capital

At 9.9%, the Bank's Tier 1 capital ratio remained the highest of the major Canadian banks. This compared favourably to 9.3% last year and 9.8% last quarter, despite a $300 million preferred share redemption during the fourth quarter. Tier 1 capital grew by $1.1 billion during the year and totalled $16.4 billion as at October 31, 2002.

The Bank's total capital ratio was 12.7% as at October 31, 2002, compared to 13.0% last year and 12.5% last quarter.

During the year, $1,421 million of debentures and $500 million of preferred shares were redeemed, and $750 million of Scotiabank Trust Securities were issued.

During fiscal 2002, under a normal course issuer bid that began January 21, 2002, the Bank repurchased 3.3 million common shares at an average price of $49.90.

Disclosure and corporate governance

Scotiabank consistently maintains a high standard of corporate governance. The Bank's policies are designed to maximize the ability of the Board of Directors to effectively supervise management and enhance long-term shareholder value.

Scotiabank gives high priority to its internal control environment, which includes strong management supervision, internal and external audits and the thorough enforcement of the Bank's Guidelines for Business Conduct. This environment, in turn, is based on corporate governance structures and procedures, which comply with existing guidelines for corporate governance, adopted by the Toronto and New York Stock Exchanges.

The Bank has introduced several changes to its corporate governance policies during the year. These include:

- Performance assessments of the Board and individual Directors will be enhanced through yearly self assessments, as well as assessment of the Chairman of the Board by the Corporate Governance Committee, assessments of each Committee, and peer evaluations of individual Directors, supported by outside consultants.
- Directors will be required to have shareholdings of six times the annual directors' retainer, or $180,000 worth of shares. Directors will be given three years to achieve this level of shareholding.
- The Bank will disclose the names of its affiliated/related directors as well as non-independent directors on an annual basis.

In an effort to enhance transparency, Scotiabank will also make available on its web site the Lead Director's mandate, as well as the charters for key committees of the Board.

Fourth Quarter Review

Revenues

Despite the uncertain economic and capital markets environments, total revenue (on a tax-equivalent basis) at $2.7 billion for the quarter was down marginally quarter over quarter and year over year (i.e. the fourth quarter of 2001).

Net interest income

Net interest income (on a tax-equivalent basis) was $1,702 million, a year-over-year decrease of 2% or $37 million, and $31 million below last quarter.

Canadian interest profit of $922 million increased $22 million, both quarter over quarter and year over year. During the quarter, strong growth in retail lending volumes more than offset a slight narrowing of the Canadian margin. Year over year, there was an 11% increase in average personal lending balances, partly offset by a narrowing of the margin due primarily to lower spreads between floating rate loans and non-rate sensitive deposits.

Foreign interest profits fell $53 million or 6% from the prior quarter due to a decline in the funding margin on U.S. dollar assets and the sale of operations of Scotiabank Quilmes in Argentina. These were partly offset by growth in net interest income at Scotiabank Inverlat. Year over year, interest profit fell $59 million from the sale of Quilmes' operations, narrower funding margins on U.S. dollar assets and lower revenues from emerging market investments.

Non-controlling interest
The deduction for non-controlling interest in the income of subsidiaries was $72 million in the quarter, an increase of $32 million from last year and $13 million from last quarter. These increases were due to higher earnings in Scotiabank Inverlat and the yield payable on Scotiabank Trust Securities.

Dividend

The Board of Directors, at its meeting on December 3, 2002, approved a quarterly dividend of 40 cents per common share, an increase of three cents, payable on January 29, 2003, to shareholders of record as of January 7, 2003. This is the second time this year Scotiabank has declared a dividend increase, which continues our long history of consistent dividend growth.

Outlook

Globally, we expect economic conditions to gain momentum through 2003, although the recovery will be uneven. Many of the factors dampening the pace of worldwide activity this year – such as the weakness in capital markets – have yet to be resolved. At the same time, we expect the Canadian economy to continue to perform well through 2003. Although there remains some weakness in Scotia Capital's U.S. loan portfolio, overall, we are confident in our ability to continue to increase earnings and build shareholder value. Our core strategies have proven to be sound, our fundamentals remain strong, and we are well positioned to take advantage of new opportunities in the future.

2003 Targets
The Bank's performance targets are as follows:
- Earnings per share growth (excluding 2002 charges for Argentina) – 5% to 10%
- ROE – 15% to 18%
- Productivity ratio – below 58%
- Maintain strong capital ratios and credit ratings.

Business Line Highlights

Domestic Banking

Full Year
Domestic Banking, which includes Wealth Management, generated net income of $1,142 million in 2002, a substantial $182 million or 19% increase from the solid results last year. This business line accounted for almost half of the Bank's total net income, excluding the charges related to Argentina. Return on equity was a strong 33%. "The cornerstone of the Bank's overall success continues to be the Canadian retail and commercial operations, including our Wealth Management group," said Mr. Godsoe. "We saw continued growth in mortgages and personal lending thanks to increased sales productivity in our branch network, targeted product offerings and our constant focus on customer satisfaction."

Domestic retail assets recorded exceptional growth of 9% this year, led by residential mortgages and revolving credit. Net interest income grew by 9% or $270 million as a result of strong growth in loan balances.

Other income rose by 1% and included a $99 million net gain on the sale of the merchant acquirer and point-of-sale business (results in 2001 included a net gain of $92 million last year from the sale of the Bank's corporate trust business and the sale of branches to Laurentian Bank). There was growth in several categories, partly offset by lower retail brokerage fees reflecting the continuation of a slower trading market.

Non-interest expenses were $2,953 million in 2002, virtually unchanged from last year.

Credit quality remained excellent in the retail portfolio and stable in commercial lending. The provision for credit losses was $282 million, virtually unchanged from last year.

Fourth Quarter
Domestic Banking net income for the quarter was $347 million, up $55 million or 19% from the fourth quarter last year. These earnings represented 60% of the Bank's total net income. The fourth quarter results included an $80 million after-tax gain on the sale of the merchant acquirer and smart card point-of-sale business, while last year a gain of $52 million was recognized on the sale of the corporate trust business.

Net interest income rose $23 million or 3% from last year, mainly from strong retail asset growth, particularly in residential mortgages and revolving credit, continuing the solid market share gains throughout the year.

Excluding the gains from the sale of businesses noted above, other income was slightly below last year. Growth in transaction-based and electronic banking fees, and card revenues, driven by increased customer activity, was offset by weaker retail brokerage revenues, in line with market trends.

Total revenue increased 3% to $2,870 million. Net interest income was up marginally despite a reduction in the size of the loan portfolio, due primarily to better funding margins. Other income increased 5% to $1,255 million as Global Trading revenues increased 14% year over year, the seventh consecutive year of revenue growth, with particular strength in derivatives. As well, underwriting revenues grew 19% over last year.

Provisions for credit losses rose to $1,247 million from $754 million last year, following substantial gross impaired loan formations over the year in the telecommunications sector and, more recently, power and energy trading. The Bank continued to make timely provisions to deal with non-performing loan formations in these sectors.

"We have a comprehensive strategy in the U.S. market to substantially reduce credit losses and achieve acceptable returns. This includes exiting at least one-third of our account base to lessen credit exposure, reducing limits on loans to individual borrowers and increasing our use of loan portfolio management techniques," said Mr. Godsoe. "As well, we want to see an increase in economic returns through a greater focus on an individual client's return on economic equity."

Fourth Quarter
Scotia Capital reported earnings of $58 million this quarter, virtually unchanged from the prior quarter, but $118 million below the fourth quarter of 2001. Higher credit losses in U.S. corporate lending continued to overshadow strong earnings in Global Trading and the Bank's other Canadian operations.

Total revenues rose to $703 million, up $30 million or 4% over last quarter and flat year over year. Revenues from capital markets, foreign exchange trading, underwriting and investment banking were among the best in recent quarters. Net interest income declined due to lower asset levels in corporate lending and the maturity of favourable funding positions.

Loan loss provisions, at $366 million during the quarter, remained at elevated levels as the Bank continued to increase provisions against impaired loans in the telecommunications and power sectors.

Non-interest expenses were $248 million, down $15 million or 6% from last year due primarily to lower performance-related compensation. The quarter-over-quarter increase largely reflects higher severance costs.

Other Scotia Capital highlights:

- Scotia Capital was co-lead underwriter and co-financial advisor on the $393 million IPO of the Toronto Stock Exchange (TSX) Group. The deal was the first IPO of a stock exchange in North America and ranks as one of the 10 largest common share IPOs in Canadian history.
- Global Trading was voted the #1 Canadian dollar bank by *Asia Euromoney,* due to the strong performance of the Global Trading Tokyo foreign exchange team.
- Scotia Capital committed US$90 million to the Kroger Company's new US$1.95 billion credit facility. As part of the relationship, we were awarded a co-manager role for their US$350 million note issue, and were also named as trustee for their share repurchase program.

- In the United States, Scotia Capital changed its client coverage structure from one based on geography to a nationwide industry-based focus. A similar business model has been successfully implemented in Canada.
- Brendan Wood ranked Scotia Capital Equity Research #1 in Knowledge of Sector, Quality of Research (tied), Quality of Written Reports (tied) and Level of Contact (tied). Brendan Wood also ranked 16 Scotia Capital analysts as "All Stars", with seven #1 rankings.

International Banking

Full Year

International Banking contributed $125 million to the Bank's earnings this year. Excluding the $540 million after-tax charge related to Argentina, earnings were $665 million, a 36% increase over 2001, representing 28% of the Bank's underlying net income. Return on equity was 20% (excluding the charges for Argentina).

Caribbean and Central American operations continued to lead the business line's contribution with net income of $290 million this year, a 15% increase over 2001. This strong performance reflected growth of 11% in assets and 7% in retail deposits. Growth in other income was led by increases of more than 15% in card products and transaction-based fees.

Excluding the charges for Argentina, Latin American income was substantially above last year's level. The Bank's share of Scotiabank Inverlat's earnings rose significantly over the year to $110 million in 2002 from $61 million last year. Strong asset and deposit growth, which led to market share gains, was accompanied by very strong credit quality. Solid growth in other income also contributed to overall performance. In addition, improved results from Scotiabank Sud Americano in Chile and higher investment income added to Latin America's contribution.

In Asia, earnings rose 22% year over year. This was driven by the continued improvement in asset quality as well as asset growth of 13%, partly offset by lower spreads. Trade finance revenues continued to be a major contributor to the region's profitability.

On September 4, a transaction was completed whereby Banco Comafi SA and Banco Bansud SA assumed the deposit obligations and all 91 branches of Scotiabank Quilmes, while substantially all of Quilmes' remaining assets were transferred to a liquidating trust for the benefit of creditors. All 1,700 former employees of Scotiabank Quilmes received full severance, and the majority were offered employment with the acquiring banks. "International Banking's performance this year reflected the diverse circumstances and inherent strength of our international franchise. While we faced significant challenges in Argentina, our operations in the Caribbean, Mexico and Asia did very well. We remain committed to growing profitably in our key markets," said Mr. Godsoe.

Fourth Quarter

International Banking reported net income of $128 million this quarter, up $35 million or 38% from last year, but down $84 million quarter over quarter. Excluding the $53 million after-tax provision against Argentine risk taken in the fourth quarter of 2001, net income declined 12% from the same quarter last year.

Other Initiatives

Electronic delivery

- Scotiabank joined CertaPay and three other Canadian banks to launch the world's first real-time, person-to-person (P2P) e-mail money transfer service on June 26. Some five million Canadians who bank online at the participating banks can now securely e-mail money to the 15 million Canadians who have both an e-mail address and a Canadian bank account. The Bank was the first to introduce P2P e-mail money transfers in a pilot last April.
- Business customers can now electronically and securely file and pay taxes to a variety of provincial and federal departments and agencies via the Bank's Web site.
- The Systems and Operations division was renamed Scotia *in*tek – part of a new strategy unveiled in September. Scotia *in*tek will refocus its partnerships with business lines and technology vendors to leverage technology more effectively to meet customers' needs.

Community involvement

"In Canada and around the world, Scotiabank and its employees continue to support the communities where we live and work," said Mr. Godsoe. "In 2002, Scotiabank contributed more than $25 million in donations and sponsorships. In addition, thousands of Scotiabankers were actively involved in causes and projects that make a real difference in their local communities."

The Bank's community efforts are focused on education, health, social services and arts/culture. Community-based programs that build ongoing links to people and organizations, while encouraging employee participation, are of special interest.

Other community involvement highlights:

- Scotiabank ranked in the top ten on a list of Canada's Best 50 Corporate Citizens, announced by *Corporate Knights*, a new business magazine and Web site focused on corporate ethics.
- The Ottawa Hospital Foundation declared Monday, October 21 Scotiabank Day, in recognition of the Bank's $500,000 pledge toward redevelopment of the hospital's critical care facilities.
- In Toronto, Scotiabank and its employees presented the United Way with a $3.1 million donation – $2.2 million raised by employees and a corporate gift of $880,000.
- In November 2001, the Bank announced a $750,000 gift to Queen's University in Kingston and a $750,000 gift to McMaster University in Hamilton.
- Scotiabank returned for the third time as sponsor of the World Conference on Breast Cancer, held in Victoria in June. The Bank has committed more than $4 million to the fight against breast cancer over the past five years.
- Scotiabank contributed $500,000 to the Canadian National Institute for the Blind's "That all may read..." national campaign.
- Scotiabank co-sponsored a children's art exhibition to benefit Christel House in Bangalore, India – a charitable organization helping poverty-stricken children.

Other[1]

(Unaudited) ($ millions)	For the three months ended October 31 2002	July 31 2002	October 31 2001	For the year ended October 31 2002	October 31 2001
Net interest income[2]	$ **(142)**	$ (108)	$ (172)	$ **(570)**	$ (553)
Provision for credit losses	**8**	5	2	**23**	(138)
Other income	**77**	88	120	**410**	602
Non-interest expenses	**66**	28	3	**97**	(61)
Provision for income taxes[2]	**63**	43	62	**252**	221
Non-controlling interest in net income of subsidiaries	**(22)**	(22)	(10)	**(62)**	(37)
Net income	$ **50**	$ 34	$ 5	$ **150**	$ 34
Average assets ($ billions)	$ **19**	$ 21	$ 20	$ **22**	$ 20

(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, increases in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(2) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2002, ($68), July 31, 2002 ($71) and October 31, 2001 ($70) and for the year ended October 31, 2002 ($268) and October 31, 2001 ($230).

Total

(Unaudited) ($ millions)	For the three months ended October 31 2002	July 31 2002	October 31 2001	For the year ended October 31 2002	October 31 2001
Net interest income	$ **1,634**	$ 1,662	$ 1,669	$ **6,675**	$ 6,200
Provision for credit losses	**(429)**	(400)	(350)	**(2,029)**	(1,425)
Other income	**1,019**	996	989	**3,942**	4,071
Non-interest expenses	**(1,562)**	(1,395)	(1,490)	**(5,974)**	(5,662)
Provision for income taxes	**(7)**	(240)	(212)	**(601)**	(876)
Non-controlling interest in net income of subsidiaries	**(72)**	(59)	(40)	**(216)**	(139)
Net income	$ **583**	$ 564	$ 566	$ **1,797**	$ 2,169
Average assets ($ billions)	$ **296**	$ 295	$ 280	$ **297**	$ 272
Return on equity	**16.5%**	16.2%	17.0%	**13.0%**	17.3%

Geographic Highlights

(Unaudited)	For the three months ended October 31 2002	July 31 2002	October 31 2001	For the year ended October 31 2002	October 31 2001
Net income ($ millions)					
Canada	$ **404**	$ 359	$ 411	$ **1,622**	$ 1,502
United States	**(43)**	(23)	44	**(143)**	167
Other international	**167**	244	145	**317**	676
Corporate adjustments	**55**	(16)	(34)	**1**	(176)
	$ **583**	$ 564	$ 566	$ **1,797**	$ 2,169
Average assets ($ billions)					
Canada	$ **171**	$ 165	$ 158	$ **165**	$ 152
United States	**40**	44	40	**44**	44
Other international	**80**	81	79	**83**	72
Corporate adjustments	**5**	5	3	**5**	4
	$ **296**	$ 295	$ 280	$ **297**	$ 272

Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) ($ millions)	For the three months ended October 31 2002	July 31 2002	October 31 2001	For the year ended October 31 2002	October 31 2001
Interest income					
Loans	$ 2,909	$ 2,529	$ 3,094	$ 10,708	$ 13,049
Securities	734	819	765	3,087	3,062
Deposits with banks	137	135	177	573	872
	3,780	3,483	4,036	14,368	16,983
Interest expense					
Deposits	1,354	1,360	1,807	5,519	8,233
Subordinated debentures	45	48	66	203	303
Other	747	413	494	1,971	2,247
	2,146	1,821	2,367	7,693	10,783
Net interest income	1,634	1,662	1,669	6,675	6,200
Provision for credit losses	429	400	350	2,029	1,425
Net interest income after provision for credit losses	1,205	1,262	1,319	4,646	4,775
Other income					
Deposit, payment, and card services	213	209	217	836	772
Investment, brokerage and trust services	151	164	157	647	638
Credit fees	169	173	164	671	640
Investment banking	239	239	215	1,031	1,045
Net gain on investment securities	(16)	105	28	179	217
Securitization revenues	65	35	40	162	220
Other	198	71	168	416	539
	1,019	996	989	3,942	4,071
Net interest and other income	2,224	2,258	2,308	8,588	8,846
Non-interest expenses					
Salaries and staff benefits	776	814	832	3,344	3,220
Premises and technology	308	282	279	1,183	1,133
Communications and marketing	124	120	144	489	502
Other	117	179	235	721	807
Loss on disposal of subsidiary operations	237	-	-	237	-
	1,562	1,395	1,490	5,974	5,662
Income before the undernoted	662	863	818	2,614	3,184
Provision for income taxes	7	240	212	601	876
Non-controlling interest in net income of subsidiaries	72	59	40	216	139
Net income	$ 583	$ 564	$ 566	$ 1,797 (1)	$ 2,169 (1)
Preferred dividends paid	24	27	27	105	108
Net income available to common shareholders	$ 559	$ 537	$ 539	$ 1,692	$ 2,061
Average number of common shares outstanding *(thousands)*:					
Basic	503,961	504,755	503,043	504,340	500,619
Diluted	510,932	513,533	511,863	512,752	508,995
Net income per common share *(in dollars)*:					
Basic	$ 1.11	$ 1.07	$ 1.08	$ 3.36	$ 4.12
Diluted	$ 1.09	$ 1.05	$ 1.05	$ 3.30 (1)	$ 4.05 (1)

(1) Under U.S. generally accepted accounting principles (U.S. GAAP), net income was $1,274 (2001 - $2,237), and diluted earnings per share was $2.30 (2001 - $4.20).
The decrease from Canadian GAAP in 2002 was mainly due to differences in accounting for derivatives and hedging activities, other than temporary impairment of available-for-sale securities and the transitional impact of the new accounting standards for goodwill and other intangible assets. Further details are included in Note 26 to the 2002 Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

(Unaudited) ($ millions)	For the year ended **October 31 2002**	October 31 2001
Preferred shares		
Bank:		
Balance at beginning of year	**$ 1,525**	$ 1,525
Redeemed	**(500)**	-
Balance at end of year	**1,025**	1,525
Scotia Mortgage Investment Corporation	**250**	250
Total	**1,275**	1,775
Common shares		
Balance at beginning of year	**2,920**	2,765
Issued	**101**	155
Purchased for cancellation	**(19)**	-
Balance at end of year	**3,002**	2,920
Retained earnings		
Balance at beginning of year	**9,913**	8,435
Cumulative effect of adoption of new accounting standards	**(76)**	(39)
	9,837	8,396
Net income	**1,797**	2,169
Dividends: Preferred	**(105)**	(108)
Common	**(732)**	(621)
Net unrealized foreign exchange gains/(losses)	**(137)**	79
Premium on redemption and purchase of shares	**(154)**	-
Other	**(6)**	(2)
Balance at end of year	**10,500**	9,913
Total shareholders' equity at end of year	**$ 14,777**	$ 14,608

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully-registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2003

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
Jan. 7	Jan. 29
April 1	April 28
July 2	July 29
Oct. 7	Oct. 29

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

World Wide Web site

For information relating to Scotiabank and its services, visit us at our web site: www.scotiabank.com

Conference call and web broadcast

The conference call will take place on Tuesday, December 3, 2002 at 2:30 p.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode by telephone, toll-free, at 1-888-571-5411 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentations, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail, to investor.relations@scotiabank.com

A telephone replay of the conference call will be available from December 3, 2002 to December 17, by calling (416) 640-1917 and entering the identification code 215025#. The archived audio webcast will be available on the Bank's web site for three months.

Annual Shareholders Meeting

The Bank's 2003 Annual Meeting of Shareholders will be held at the World Trade and Convention Centre, 1800 Argyle Street, Halifax, Nova Scotia on Tuesday, March 25, 2003 at 10:00 a.m. (Atlantic Standard Time). The record date for determining shareholders entitled to receive notice of the meeting will be the close of business on February 4, 2003.

Forward-looking statements

This document includes forward-looking statements about objectives, strategies and expected financial results. Such forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, economic and financial conditions in Canada and globally, regulatory developments in Canada and elsewhere, technological developments and competition. A substantial amount of the Bank's business involves making loans or otherwise committing its resources to specific large companies, industries or in specific countries or areas of the world. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on such statements. The information contained in this document should be read in conjunction with the more comprehensive information filed by the Bank with the Ontario Securities Commission and with the U.S. Securities and Exchange Commission. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank.

General information

Information on your shareholdings and dividends may be obtained by writing to the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: (416) 981-9633; 1-800-663-9097
Fax: (416) 981-9507
E-mail: caregistryinfo@computershare.com

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza
44 King Street West, Toronto, Ontario,
Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.ca

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l'étiquette d'adresse, afin que nous puissions prendre note du changement.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With 49,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$296 billion in assets (as at October 31, 2002), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

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For further information:

Sabi Marwah, Senior Executive Vice-President and Chief Financial Officer, (416) 866-6808;
Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982;
Diane Flanagan, Public Affairs, (416) 866-6806.